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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, a Delaware corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  The response to Item 7 is hereby amended by adding the following after the final paragraph of section (b)(i) of Item 7:

  On August 25, 1998, pursuant to the terms of the Rights Agreement, the Rights Agreement was amended in accordance with the Board resolution described in the preceeding paragraph. The press release announcing the amendment to the Rights Agreement is filed as Exhibit 11 hereto, and is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

  On August 25, 1998, Quickturn filed an answer in Delaware federal district court denying all material allegations of the Mentor Federal Complaint. In addition, Quickturn filed counterclaims against Mentor and MGZ, seeking injunctive relief and alleging violation of the federal securities laws. Quickturn's answer and counterclaims are filed as Exhibit 12 hereto, and are incorporated herein by reference. The press release announcing the filing of the answer and the counterclaims is filed as Exhibit 11 hereto, and is incorporated herein by reference.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 11  Press Release of the Company dated August 25, 1998.
   Exhibit 12  Quickturn Answer and Counterclaims for Injunctive and other
               Relief dated August 25, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998
                                          QUICKTURN DESIGN SYSTEMS, INC.

                                          By:/s/ Keith R. Lobo
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                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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